Exhibit 99.6

Vidyo Joins NICE inContact DEVone Developer Program to Provide
Real-Time Video Customer Interactions for NICE inContact CXone

Vidyo Offers Agent Video Interaction Application on CXexchange Marketplace for NICE inContact Users

Salt Lake City – August 31, 2017 – NICE inContact (Nasdaq:NICE) today announced that Vidyo is part of the DEVone development program and has products available on CXexchange marketplace, the most extensive technology ecosystem currently available in the customer experience market. Products available on CXexchange are designed to integrate with NICE inContact CXone™, the world’s No. 1 cloud customer experience platform.

Vidyo provides seamless, real-time embedded video technology that extends CXone’s customer engagement abilities with enriched, face-to-face communications. Vidyo helps contact center agents easily establish face-to-face relationships, without having to leave their existing workflow.

NICE inContact customers will benefit from VidyoEngage™, a reliable, scalable application for real-time video communications, by enabling:
•	A seamless video channel that can be launched directly from the NICE inContact environment
•	Face-to-face, high-quality interactions on any mobile device
•	The ability to transfer or add a subject via video to any call
•	Document sharing capability

“The ability to route an interaction directly to video or escalate to video as a situation demands right from the customer experience desktop retaining the context of the interaction is the essence of omnichannel,” said Eran Westman, CEO, Vidyo. “Vidyo is excited for this partnership with NICE inContact and to become part of CXexchange. Our platform seamlessly integrates with CXone to help customers around the world simply maintain the human touch in their digital transformation.”

Companies interested in how Vidyo works with CXone can visit CXexchange to view the application, see a demo and read reviews. CXexchange is a centralized, state-of-the-art marketplace for developers to market and sell their CXone-based applications.

Paul Jarman, CEO, NICE inContact:
“With DEVone, partners like Vidyo can integrate new service options with the CXone platform, and then make them available to NICE inContact customers through the CXexchange marketplace. Organizations looking for advanced ways to engage with customers can use CXone to transform the services they provide and to stay competitive by responding faster to ever-changing consumer expectations.  We welcome Vidyo as part of the CXexchange marketplace.”

NICE inContact CXone combines best-in-class Omnichannel Routing, Workforce Optimization, Analytics, Automation and Artificial Intelligence—all on an Open Cloud Foundation. NICE inContact DEVone offers partners broad tools and resources to enable them to create new applications for CXone with an online developer community with over 250 APIs as well as extensive documentation and support.

About NICE inContact
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

NICE inContact is the cloud contact center software leader, with the most complete, easiest and most reliable solution to help organizations achieve their customer experience goals. Recognized as a market leader by Gartner, IDC, Frost & Sullivan, Ovum and DMG, inContact continuously innovates in the cloud and is the only provider to offer a complete solution that includes NICE inContact CXone cloud, an expert service model and the broadest partner ecosystem. www.incontact.com

About Vidyo, Inc.
Vidyo is the leader in integrated video collaboration for businesses that require the highest quality, real-time video communications available to directly embed into their business processes. Millions of users around the world visually connect every day with Vidyo’s secure, scalable technology and cloud-based services. Vidyo has been awarded over 170 patents worldwide and is recognized by industry analysts for its cloud platform and APIs. Thousands of enterprises, service providers, and technology partners leverage Vidyo’s technology to create innovative HD quality video-enabled applications. Learn more at www.vidyo.com, on the blog, or follow Vidyo on Twitter @vidyo and on Facebook.

NICE inContact Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@incontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Press Contact for Vidyo
Kerry Ogata
Senior Director Corporate Relations
(301) 717-4224
kogata@vidyo.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.